EXHIBIT 21

Subsidiaries of Placer Sierra Bancshares

Placer Sierra Bancshares has five direct subsidiaries:

1.	Placer Sierra Bank, a California corporation.

2.	Placer Statutory Trust II, a Connecticut statutory business trust.

3.	Southland Statutory Trust I, a Connecticut statutory business trust.

4.	First Financial Bancorp Statutory Trust I, a Connecticut statutory business trust.

5.	Placer Statutory Trust III, a Delaware statutory business trust.

Placer Sierra Bank has four direct subsidiaries of its own, only one of which is active:

1.	Central Square Company, Inc., a California corporation.

The other remaining subsidiaries are: PIB Mortgage Company, SCB Investment Company and SCB Financial Software, Inc.